EXHIBIT 4.2


                          AMENDED ENGAGEMENT AGREEMENT

      This document, dated July 31, 2002, shall serve as an AMENDMENT to the ENGAGEMENT AGREEMENT ("Agreement") entered into as of the 7th day of March 2002, by and between US Data Authority, Inc., a Florida corporation (the "Company"), and US DATA International Development, Inc., a Florida corporation at the address set forth in Section 9 below (the "USD International").

                                    RECITALS

      A. The Company desires to engage USD International, and USD International desires to be engaged by the Company, on the terms and conditions set forth in this Agreement, from and after March 7th, 2002 (the "Effective Date").

      NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement and other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the parties hereto agree as follows:

      1. Engagement Agreement. On the terms and conditions set forth in this Agreement, the Company agrees to engage the USD International and the USD International agrees to be engaged by the Company for the Engagement Period set forth in Section 2 hereof and in the position and with the duties set forth in
Section 3 hereof. Capitalized terms used in this Agreement not otherwise defined in this Agreement are defined in Section 19 below.

      2. Term. The initial term of Engagement under this Agreement shall be for a three-year period commencing on the Effective Date (the "Initial Term"). The term of Engagement shall be automatically renewed for an additional consecutive 12-month period (the "Extended Term") as of the third and every subsequent anniversary of the Effective Date, unless and until either party provides written notice to the other party in accordance with Section 9 hereof not less than 90 days before such anniversary date that such party is terminating the term of Engagement under this Agreement ("Non-Renewal"), which termination shall be effective as of the end of such Initial Term or Extended Term, as the case may be, or until such term of Engagement is otherwise sooner terminated as hereinafter set forth. Such Initial Term and all such Extended Terms are collectively referred to herein as the "Engagement Period." A notice of Non-Renewal given by either party to this Agreement shall not be deemed a termination of the USD International's Engagement for purposes of Section 8 of this Agreement.

      3. Responsibilities and Duties. The USD International shall:


      A. provide all international marketing and sales coordination of the Company's products and services, buying said services at a Wholesale rate to be mutually agreed upon and sold by USD International subsidiaries at a Retail rate to be determined;

      B. negotiate the acquisition of and/or licensing of technologies whose utilization will enhance the Company's products and services in the areas of data transmission, retrieval and storage.

      C. Through its direct efforts, the USD International will account for at least eighty percent (80%) of the projected new sales of the Company.

      D. will oversee sales and marketing worldwide through a network of USD International sales subsidiaries who will sell Company products and services exclusively, and;

      E. will assist the Company in securing any additional funding needed for future projects or support of growth.

The USD International shall also perform such other duties with the Company and with any Subsidiary as the Company Board of Directors may from time to time reasonably determine and assign to the USD International. The USD International shall devote the USD International's reasonable best efforts and substantially full business time to the performance of the USD International's duties and the advancement of the business and affairs of the Company.

      4. Place of Performance. In connection with the USD International's Engagement by the Company, the USD International shall establish offices where required. The USD International home office shall be in Miami, Florida, with anticipated representative offices in: Athens, Greece; Madrid, Spain; Paris, France; Dublin, Ireland; Santo Domingo, Dominican Republic; Panama City, Panama; and San Juan Puerto Rico.

      5. Compensation and Benefits; Stock Option.

            (a) Base Retainer/Fee. During the Engagement Period, and provided the Company receive funding from an investment group (the "Investors") who have pledged equity investment of up to $8.9 million equity investment, amended and agreed dated 8/01/2002, the Company shall pay to the USD International the following annual base retainer/fee (the "Fee": (a) for the period from the Effective Date to March 7, 2005, the Fee shall be an annual rate to be determined by the approved marketing budget of the Company, with USDI receiving a minimum of ten percent (10%) of the paid in monthly equity installments; and a maximum of that budget directed by Management as the monthly budget for worldwide marketing needs (b) for the period from the Effective Date to March 7, 2005, the USD International shall also receive an amount equal to ten percent (10%) of the Company's new profit, and (c) the USD International shall be reimbursed for all pre-approved production and marketing expenses expended in the promotion of the Company's goods and services worldwide.

            (b) Restricted Stock Grant. Upon the execution of this Agreement, the Company and the USD International shall enter into a restricted stock grant agreement to which the Company will grant the USD International 1,000,000 shares of the Company's Common Stock, par value $0.02 per share (the "Stock").

            (c) Stock Options. Upon execution of this Agreement, the Company shall grant options to the USD International in accordance with the terms of the Company's stock option plans all exercisable at a price of fifty percent (50%) of the market "bid" price per share as follows: (i) options for 1,000,000 shares will be granted exercisable beginning three (3) months from the Effective Date;
(ii) options for 1,000,000 shares will be granted exercisable beginning six (6) months from the Effective Date; and (iii) options for 1,000,000 shares will be granted exercisable beginning when and if USDA achieves positive EBITDA for a consecutive three-month period. All of the options shall vest immediately upon the date they become exercisable shall be exercisable for a period of five (5) years. In the event USDA is sold or acquired by another corporation, whether by merger, sale of all or substantially all of the assets or share exchange, (a "Sale of the Company") then to the extent any of the grants set forth in the preceding subparagraphs have not become exercisable, they shall become immediately exercisable as of the date of the Sale of the Company and with respect to the options described in subsection (iii) above without regard to whether or not the condition set forth in that subsection has been met.

            (g) Withholding Taxes and Other Deductions. To the extent required by law, the Company shall treat USD International as an Independent Contractor and, as such would instruct USD International to pay its own applicable federal, state or local taxes and such other deductions as are prescribed by law.

      6. Expenses. The USD International is expected and is authorized to incur reasonable expenses in the performance of their duties under this Agreement. The Company shall reimburse the USD International for all such expenses promptly upon periodic presentation by the USD International of an itemized account, including reasonable substantiation, of such expenses. All expenses over $5,000 shall be approved by the USD International Committee of the Board.

      7. Confidentiality, Non-Disclosure and Non-Competition Agreement. The Company and the USD International shall enter into a Confidentiality, Non-Disclosure and Non-Competition Agreement (the "Related Agreement"), in the form of Exhibit B to this Agreement.

      8. Termination of Engagement.

            (a) Permitted Terminations. The USD International's Engagement hereunder may be terminated during the Engagement Period under the following circumstances:

                  (i) By the Company. The Company may terminate the USD International's Engagement:

                        (B) For Cause;

                  (ii) By the USD International. The USD International may terminate their Engagement for Reasonable Cause, as defined in Section 19(k) herein.

            (b) Termination. Any termination of the USD International's Engagement by the Company or the USD International (other than because of the USD International's death) shall be communicated by written Notice of Termination to the other party hereto in accordance with Section 10 hereof. For purposes of this Agreement, a "Notice of Termination" shall mean a notice which shall indicate the specific termination provision in this Agreement relied upon, if any, and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of the USD International's Engagement under the provision so indicated. Termination of the USD International's Engagement shall take effect on the Date of Termination.

      9. Notices. All notices, demands, requests, or other communications which may be or are required to be given, served, or sent by any party to any other party pursuant to this Agreement shall be in writing and shall be hand delivered, sent by overnight courier or mailed by first-class, registered or certified mail, return receipt requested, postage prepaid, or transmitted by telegram, telecopy or telex, addressed as follows:

(i)      If to the Company:
         US Data Authority, Inc.
         3500 N.W. Boca Raton Boulevard
         Building 811
         Boca Raton, Florida 33431
         Fax: 561-395-5425

(ii)     If to the USD International:
         US DATA International Development, Inc.
         Gables International Plaza
         2655 Lejeune Road
         Coral Gables, Florida 33134

Each party may designate by notice in writing a new address to which any notice, demand, request or communication may thereafter be so given, served or sent. Each notice, demand, request, or communication which shall be hand delivered, sent, mailed, telecopied or telexed in the manner described above, or which shall be delivered to a telegraph company, shall be deemed sufficiently given, served, sent, received or delivered for all purposes at such time as it is delivered to the addressee (with the return receipt, the delivery receipt, or (with respect to a telecopy or telex) the answerback being deemed conclusive, but not exclusive, evidence of such delivery) or at such time as delivery is refused by the addressee upon presentation.

      10. Severability. The invalidity or unenforceability of any one or more provisions of this Agreement shall not affect the validity or enforceability of the other provisions of this Agreement, which shall remain in full force and effect.

      11. Survival. It is the express intention and agreement of the parties hereto that the provisions of Sections 8, 9, 10, 12, 16 and 19 hereof and this
Section 11 shall survive the termination of Engagement of the USD International. In addition, all obligations of the Company to make payments hereunder shall survive any termination of this Agreement on the terms and conditions set forth herein.

      12. Assignment. The rights and obligations of the parties to this Agreement shall not be assignable or delegable, except that (i) in the event of the USD International's death, the personal representative or legatees or distributees of the USD International's estate, as the case may be, shall have the right to receive any amount owing and unpaid to the USD International hereunder and (ii) the rights and obligations of the Company hereunder shall be assignable and delegable in connection with any subsequent merger, consolidation, sale of all or substantially all of the assets or stock of the Company or similar transaction involving the Company or a successor corporation. The Company shall require any successor to the Company to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place.

      13. Binding Effect. Subject to any provisions hereof restricting assignment, this Agreement shall be binding upon the parties hereto and shall inure to the benefit of the parties and their respective heirs, devisees, executors, administrators, legal representatives, successors and assigns.

      14. Amendment; Waiver. This Agreement shall not be amended, altered or modified except by an instrument in writing duly executed by the parties hereto. Neither the waiver by either of the parties hereto of a breach of or a default under any of the provisions of this Agreement, nor the failure of either of the parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall thereafter be construed as a waiver of any subsequent breach or default of a similar nature, or as a waiver of any such provisions, rights or privileges hereunder.

      15. Headings. Section and subsection headings contained in this Agreement are inserted for convenience of reference only, shall not be deemed to be a part of this Agreement for any purpose, and shall not in any way define or affect the meaning, construction or scope of any of the provisions hereof.

      16. Governing Law. This Agreement, the rights and obligations of the parties hereto, and any claims or disputes relating thereto, shall be governed by and construed in accordance with the laws of the State of Florida (but not including any choice of law rule thereof that would cause the laws of another jurisdiction to apply).

      17. Entire Agreement. This Agreement constitutes the entire agreement between the parties respecting the Engagement of the USD International, there being no representations, warranties or commitments except as set forth herein.

      18. Counterparts. This Agreement may be executed in two counterparts, each of which shall be an original and all of which shall be deemed to constitute one and the same instrument.

      19. Definitions.

            (a)   "Agreement" means this Engagement Agreement.

            (b)   "Base Fee" is defined in Section 5(a) above.

            (c)   "Board" means the board of directors of the Company.

            (d)   "Cause" means

                  (i) the conviction of a felony or a crime involving moral turpitude (excluding a traffic violation not involving any period of incarceration) or the willful commission of any other act or omission involving dishonesty or fraud with respect to, and materially adversely affecting the business affairs of, the Company or any of its Subsidiaries or any of their customers or suppliers;

                  (ii) conduct tending to bring the Company or any of its Subsidiaries into substantial public disgrace or disrepute that causes substantial and material injury to the business and operations of the Company or such Subsidiary;

                  (iii) substantial and repeated failure to perform duties of the office held by the USD International as reasonably directed by the Board (other than any such failure resulting from the USD International's incapacity due to injury or illness), and such failure is not cured within 30 days after the USD International receives written notice thereof from the Board that specifically identifies the manner in which the Company believes the USD International has not substantially performed their duties;

                  (iv) gross negligence or willful misconduct with respect to the Company or any of its Subsidiaries that causes substantial and material injury to the business and operations of the Company or such Subsidiary;

                  (v) any material breach of the Related Agreement.

                  For purposes of this definition, no act or failure to act, on the part of the USD International, shall be considered "willful" unless it is done, or omitted to be done, by the USD International in bad faith or without reasonable belief that the USD International's action or omission was in the best interests of the Company; and any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board or based upon advice of counsel for the Company shall be conclusively presumed to be done, or omitted to be done, by the USD International in good faith and in the best interests of the Company.

            (e)   "Code" means the Internal Revenue Code of 1986, as amended.

            (f) "Company" means US Data Authority, Inc. and its successors and assigns.

            (g)   "Date of Termination" means

                  (i) if the USD International's Engagement is terminated because of the USD International's disability pursuant to Section 8(a)(ii)(A) hereof, 30 days after Notice of Termination, provided that the USD International shall not have returned to the performance of the USD International's duties on a full-time basis during such 30-day period; or

                  (ii) if the USD International's Engagement is terminated by the Company for Cause pursuant to Section 8(a)(ii)(B) hereof or by the USD International pursuant to Section 8(a)(iii) hereof, the date specified in the Notice of Termination.

            (h)   "Effective Date" means March 7, 2002.

            (i)   "Engagement Period" is defined in Section 2 above.

            (j)   "USD International" means US DATA International Development,
                  Inc..

            (k)   "Reasonable Cause" means

                  (i) the Company's failure to perform or observe any of the material terms or provisions of this Agreement, and the continued failure of the Company to cure such default within 30 days after written demand for performance has been given to the Company by the USD International, which demand shall describe specifically the nature of such alleged failure to perform or observe such material terms or provisions;

                  (ii) a material reduction in the scope of the USD International's title or duties (including, without limitation, any merger, consolidation, reorganization, sale of stock or assets, share exchange or other transaction pursuant to which the Company is sold or acquired by another corporation, person or entity, and that results in the USD International reporting to anyone other than the board of directors of the parent corporation of any controlled group of corporations that includes the Company, if the Company is not such parent corporation, or any failure of such parent corporation to engage the USD International as the President/CEO of such parent corporation) without their written consent;

                  (iii) the failure of the Company to obtain the assumption of the Company's obligations under this Agreement by an successor as contemplated by Section 13 of this Agreement.

            (l)   "Initial Term" is defined in Section 2 above.

            (m)   "Non-Renewal" is defined in Section 2 above.

            (n)   "Notice of Termination" is defined in Section 8(b) above.

            (o)   "Related Agreement" is defined in Section 7 above.

            (p) "Subsidiary" means any corporation of which the Company owns securities having a majority of the ordinary voting power in electing the board of directors directly or through one or more subsidiaries and any partnership, limited liability company or other entity in which the Company or any subsidiary owns a controlling interest.

      20. Severance Rights in the Event of Termination by USD International for Certain Reasons. At any time after the USD International has been engaged by the Company for at least 90 days under this Agreement, in the event that USD International shall terminate this Agreement for Reasonable Cause as defined in Paragraphs (k)(ii), (k)(iii) and (k)(iv) of Section 19 herein, USD International shall be entitled to receive the following:

      (a) As severance, an amount equal to the greater of (i) that sum equal to one year's Base Fees, as defined in Section 5 herein, at the annual rate then in effect as of the Date of Termination; and (ii) that sum equal to the Base Fee, as defined in Section 5 herein, which would have been payable to USD International hereunder (in the absence of the termination of this Agreement by USD International), from and after the Date of Termination and throughout the remainder of the Initial Term (in the event that the Date of Termination shall occur during the Initial Term), or, throughout the remainder of the Extended Term, (in the event that the Date of Termination shall occur during the Extended
Term), as the case may be;

      (b) The right to exercise all stock options granted to USD International prior to the Date of Termination, and which vested prior to said date;

      (c) In the event that (i) the Date of Termination shall occur prior to the end of the Engagement Period; and (ii) in the absence of the termination of this Agreement by USD International, USD International, would, pursuant to the terms of Paragraph 5(d) herein, have had the right to receive grant(s) of stock options subsequent to the Date of Termination pursuant to the provisions of such paragraph ("Subsequent Options"), then, notwithstanding the termination of this Agreement by USD International, USD International shall have the right to receive a pro-rata portion of the Subsequent Options. Such pro-rata share shall be determined based on a fraction as follows:

      21. Indemnification of Company. The Company hereby indemnifies and agrees to hold the USD International harmless from and against any and all damage, loss, liability, claim, cost, expense, action and causes of action (including, without limitation, reasonable attorneys' fees and disbursements) incurred by or asserted against the USD International, arising from or in connection with any claims, liabilities, causes of action incurred or arising prior to the Effective Date of this Agreement, including, without limitation, any liabilities of USD International as a responsible person for payroll taxes owing by the Company for payroll tax liabilities incurred prior to the Effective Date of this Agreement.

      IN WITNESS WHEREOF, the undersigned have duly executed and delivered this Agreement, or have caused this Agreement to be duly executed and delivered on their behalf, as of the Effective Date.

                             US DATA AUTHORITY, INC.


                             By: /s/Dominick F. Maggio
                                ---------------------------------------
                                    DOMINICK F. MAGGIO
                                    President/CEO


                             THE USD INTERNATIONAL:


                                /s/ M. Mario Perez
                                ---------------------------------------
                                 US DATA INTERNATIONAL DEVELOPMENT, INC.


                             Witnessed by:

                                /s/ Martin Labareau
                                ---------------------------------------